                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 7)


                             RF Micro Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749941 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 28, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)



                               (Page 1 of 7 Pages)

                                       13D
CUSIP NO. 749941 10 0                                          Page 2 of 7 Pages

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         TRW Inc. ("TRW"), I.D. #34-0575430
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                      (b) ___
   3     SEC USE ONLY
   4     SOURCE OF FUNDS
         WC, OO
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                ___
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
  NUMBER OF             7   SOLE VOTING POWER                   17,535,948
   SHARES                                                    ----------------
BENEFICIALLY            8   SHARED VOTING POWER
  OWNED BY                                                   ----------------
   EACH                 9   SOLE DISPOSITIVE POWER              17,535,948
 REPORTING                                                   ----------------
PERSON WITH             10  SHARED DISPOSITIVE POWER
                                                             ----------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,535,948
         ----------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES____
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.1 percent
  14     TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

This Amendment No. 7 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999 and Amendment No. 6 on Schedule 13D filed on June 9, 1999 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale, in the aggregate, of 400,000 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in multiple trades between September 23, 1999 and October 1, 1999, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

         (a) TRW beneficially owns 17,535,948 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 22.1 percent of the 79,219,482 shares of Common Stock outstanding as of August 5, 1999, as adjusted for a stock split effected on August 18, 1999. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 17,535,948 shares.


         (c) On September 23, 1999, TRW sold 1,500 shares of Common Stock of RFMD in a single trade for a price of $50.125 per share, before deducting selling commissions of less than one-tenth of one percent.

             On September 27, 1999, TRW sold an additional 70,000 shares of Common Stock of RFMD in ten different trades as follows:


                            (Page 3 of 7 Pages)

----------------------------------- ------------------------------------
NUMBER OF SHARES                    PRICE PER SHARE
----------------------------------- ------------------------------------
----------------------------------- ------------------------------------
  9,000                              $   47.00
----------------------------------- ------------------------------------
  1,300                                 47.125
----------------------------------- ------------------------------------
  8,000                                  48.00
----------------------------------- ------------------------------------
    500                                 48.125
----------------------------------- ------------------------------------
 30,500                                  48.25
----------------------------------- ------------------------------------
  4,500                                48.3125
----------------------------------- ------------------------------------
  2,500                                 48.375
----------------------------------- ------------------------------------
  9,000                                  48.50
----------------------------------- ------------------------------------
  3,800                                  49.00
----------------------------------- ------------------------------------
    900                                49.0625
----------------------------------- ------------------------------------

The prices set forth above do not reflect selling commissions of one-tenth of one percent on each of these transactions.

              On September 28, 1999, TRW sold an additional 175,000 shares of Common Stock of RFMD in twenty different trades as follows:

------------------------------------ ------------------------------------------
NUMBER OF SHARES                     PRICE PER SHARE
------------------------------------ ------------------------------------------
------------------------------------ ------------------------------------------
  2,500                                $45.1250
------------------------------------ ------------------------------------------
  2,000                                 43.6875
------------------------------------ ------------------------------------------
    700                                 46.5625
------------------------------------ ------------------------------------------
  6,500                                 44.8750
------------------------------------ ------------------------------------------
 67,500                                 45.0000
------------------------------------ ------------------------------------------
  6,300                                 46.0000
------------------------------------ ------------------------------------------
  8,000                                 46.5000
------------------------------------ ------------------------------------------
 11,500                                 45.0625
------------------------------------ ------------------------------------------
  5,000                                 44.5000
------------------------------------ ------------------------------------------
 11,500                                 44.9375
------------------------------------ ------------------------------------------
  2,500                                 44.6875
------------------------------------ ------------------------------------------
  2,500                                 44.2500
------------------------------------ ------------------------------------------
 10,000                                 44.0625
------------------------------------ ------------------------------------------
  2,500                                 43.7500
------------------------------------ ------------------------------------------
  8,000                                 43.8125
------------------------------------ ------------------------------------------
 10,000                                 44.0000
------------------------------------ ------------------------------------------
  7,500                                 44.1250
------------------------------------ ------------------------------------------
  6,000                                 44.7500
------------------------------------ ------------------------------------------
  2,500                                 44.1875
------------------------------------ ------------------------------------------
  2,000                                 44.8125
------------------------------------ ------------------------------------------

The prices set forth above do not reflect selling commissions of one-tenth of one percent on each of these transactions.

                              (Page 4 of 7 Pages)

              On September 29, 1999, TRW sold an additional 80,000 shares of Common Stock of RFMD in fifteen different trades as follows:

------------------------------------- -----------------------------------------
NUMBER OF SHARES                      PRICE PER SHARE
------------------------------------- -----------------------------------------
------------------------------------- -----------------------------------------
  9,500                                $47.0000
------------------------------------- -----------------------------------------
  5,000                                 47.2500
------------------------------------- -----------------------------------------
  5,000                                 47.4375
------------------------------------- -----------------------------------------
 10,500                                 47.5000
------------------------------------- -----------------------------------------
  2,000                                 46.3125
------------------------------------- -----------------------------------------
  2,500                                 47.3125
------------------------------------- -----------------------------------------
  3,000                                 46.8750
------------------------------------- -----------------------------------------
  7,000                                 46.8125
------------------------------------- -----------------------------------------
  2,000                                 47.5625
------------------------------------- -----------------------------------------
  5,000                                 46.3750
------------------------------------- -----------------------------------------
  2,500                                 47.3750
------------------------------------- -----------------------------------------
  3,000                                 47.8125
------------------------------------- -----------------------------------------
 10,000                                 46.0000
------------------------------------- -----------------------------------------
 10,000                                 47.1250
------------------------------------- -----------------------------------------
  3,000                                 46.4375
------------------------------------- -----------------------------------------

The prices set forth above do not reflect selling commissions of one-tenth of one percent on each of these transactions.

              On September 30, 1999, TRW sold an additional 45,000 shares of Common Stock of RFMD in nine different trades as follows:

------------------------------------- -----------------------------------------
NUMBER OF SHARES                      PRICE PER SHARE
------------------------------------- -----------------------------------------
------------------------------------- -----------------------------------------
   3,000                               $46.0000
------------------------------------- -----------------------------------------
   5,000                                46.0000
------------------------------------- -----------------------------------------
  10,000                                46.3750
------------------------------------- -----------------------------------------
   5,500                                46.6250
------------------------------------- -----------------------------------------
   6,000                                46.5625
------------------------------------- -----------------------------------------
   5,000                                46.1875
------------------------------------- -----------------------------------------
   8,500                                48.0000
------------------------------------- -----------------------------------------
   1,000                                46.7500
------------------------------------- -----------------------------------------
   1,000                                46.2500
------------------------------------- -----------------------------------------

The prices set forth above do not reflect selling commissions of one-tenth of one percent on each of these transactions.

                              (Page 5 of 7 Pages)

              On October 1, 1999, TRW sold an additional 28,500 shares of Common Stock of RFMD in nine different trades as follows:

--------------------------------------- ---------------------------------------
NUMBER OF SHARES                        PRICE PER SHARE
--------------------------------------- ---------------------------------------
--------------------------------------- ---------------------------------------
 6,000                                   $45.28125
--------------------------------------- ---------------------------------------
 1,000                                    45.18750
--------------------------------------- ---------------------------------------
   300                                    45.21875
--------------------------------------- ---------------------------------------
   937                                    45.06250
--------------------------------------- ---------------------------------------
 5,850                                    45.00000
--------------------------------------- ---------------------------------------
   700                                    45.25000
--------------------------------------- ---------------------------------------
 3,263                                    45.06250
--------------------------------------- ---------------------------------------
 2,450                                    45.12500
--------------------------------------- ---------------------------------------
 8,000                                    45.12500
--------------------------------------- ---------------------------------------

The prices set forth above do not reflect selling commissions of one-tenth of one percent on each of these transactions.

              All of these shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

                              (Page 6 of 7 Pages)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1999

                                    TRW INC.

                                    By: /s/ William B. Lawrence
                                        -------------------------------
                                         William B. Lawrence
                                         Executive Vice President,
                                         General Counsel and Secretary


                              (Page 7 of 7 Pages)